

January 13, 2014

Via E-mail
Angela D. Lageson
Senior Vice President, General Counsel
 and Secretary
Pentair Management Company
5500 Wayzata Boulevard, Suite 800
Minneapolis, Minnesota 55416-1259

Re: Pentair plc
Registration Statement on Form S-4
Filed December 19, 2013
File No. 333-192961

Dear Ms. Lageson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Why do you want to have your publicly-traded parent company, page 2

1.   Please ensure that you clearly present the factor or factors motivating your proposal. Currently, it appears that the benefits and reasons you cite here and on pages 35-36 do not adequately explain the proposed change in jurisdiction of incorporation to Ireland at this time. For example, it is unclear from the existing disclosure how the several benefits and reasons you cite support reincorporation specifically to Ireland as opposed to another common law jurisdiction. Please also revise to explain why you are recommending the change at this time. Finally, if you were motivated to recommend the proposal based on a primary factor, and the other factors merely supported the decision, please ensure that the primary factor is identified as such, prominently presented throughout your prospectus where you describe this proposal and fully explained in an appropriate section of your document.

2.   Describe more specifically in the appropriate section of your document the "recent changes to Swiss law" referenced on page 3 and the "changes in law that may be made as a result of voter initiatives" in Switzerland referenced on page 2. Explain how such changes have motivated your proposal to reincorporate at this time.

3.   In each place where you highlight the benefits of the proposal throughout the prospectus, such as here and on pages 35-36, please provide equally prominent disclosure of the disadvantages. For example, we note that on pages 2 and 3 you itemize the benefits in separate bullet points, while you merely provide a cross reference on page 3 to the Risk Factor section of your document with regard to any disadvantages of the proposal.

Comparison of Rights of Shareholders, page 72

4.   Your disclosure may not be qualified by reference to statutes. Please revise the third paragraph accordingly.

Exhibits, page II-1

5.   Please file the exhibit required by Regulation S-K Item 601(b)(5).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): Benjamin F. Garmer, III, Esq.